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EXHIBIT 99.3

Unaudited Interim Consolidated Financial Statements for the Second Quarter Ended
June 30, 2011

Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Revenues and Other Income
Operating revenues, net of royalties (note 6)	9 510	8 174	18 766	15 304
Other income	77	287	209	288

	9 587	8 461	18 975	15 592

Expenses
Purchases of crude oil and products	5 084	3 938	8 891	7 367
Operating, selling and general (note 8)	1 934	1 879	4 225	3 730
Transportation	181	177	343	335
Depreciation, depletion, amortization and impairment (note 7)	1 310	1 030	2 095	1 878
Exploration	31	50	89	98
Loss (gain) on disposal of assets	(60)	(149)	191	(417)
Project start-up costs	46	15	83	27
Financing expenses (income) (note 9)	20	536	(29)	405

	8 546	7 476	15 888	13 423

Earnings Before Income Taxes	1 041	985	3 087	2 169

Provisions for Income Taxes (note 13)
Current	166	251	582	498
Deferred	313	194	915	352

	479	445	1 497	850

Net Earnings	562	540	1 590	1 319

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	4	—	41	(375)
Foreign currency translation adjustment relating to assets held for sale	—	(8)	—	(65)
Foreign currency translation reclassified to net earnings	—	—	14	1
Actuarial loss on employee retirement benefit plans, net of income taxes of $13 (2010 – $45) and $9 (2010 – $74) for the three and six months ended June 30, respectively	(44)	(133)	(26)	(217)

Other Comprehensive Income (Loss)	(40)	(141)	29	(656)

Total Comprehensive Income	522	399	1 619	663

Net Earnings per Common Share (dollars) (note 10)
Basic	0.36	0.35	1.01	0.84
Diluted	0.31	0.34	0.99	0.80

Cash dividends	0.11	0.10	0.21	0.20

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    051

Consolidated Balance Sheets
(unaudited)

($ millions)	June 30 2011	December 31 2010

Assets
Current assets
Cash and cash equivalents	3 097	1 077
Accounts receivable	4 519	5 253
Inventories	3 724	3 141
Income taxes receivable	710	734
Assets held for sale (note 11)	57	762

Total current assets	12 107	10 967
Property, plant and equipment, net	49 417	49 958
Exploration and evaluation	4 333	3 961
Other assets	298	230
Goodwill and other intangible assets (note 12)	3 141	3 422
Deferred income taxes	47	69

Total assets	69 343	68 607

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	750	1 984
Current portion of long-term debt	515	518
Accounts payable and accrued liabilities	6 753	6 524
Current portion of provisions	405	527
Income taxes payable	1 084	929
Liabilities associated with assets held for sale (note 11)	10	586

Total current liabilities	9 517	11 068
Long-term debt	9 570	9 829
Other long-term liabilities	2 015	2 103
Provisions	2 473	2 504
Deferred income taxes	8 979	7 911
Shareholders' equity	36 789	35 192

Total liabilities and shareholders' equity	69 343	68 607

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 052    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Operating Activities
Net earnings	562	540	1 590	1 319
Adjustments for:
Depreciation, depletion, amortization and impairment	1 310	1 030	2 095	1 878
Deferred income taxes	313	194	915	352
Accretion of liabilities	45	48	83	96
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	(62)	376	(248)	116
Change in fair value of derivative contracts	(21)	(173)	(76)	(253)
Loss (gain) on disposal of assets	(60)	(149)	191	(417)
Share-based compensation	(101)	(19)	72	(94)
Exploration	17	20	19	36
Other	(21)	(97)	(266)	(139)
Decrease (increase) in non-cash working capital	268	62	393	(796)

Cash flow provided by operating activities	2 250	1 832	4 768	2 098

Investing Activities
Capital and exploration expenditures	(1 941)	(1 518)	(3 517)	(2 654)
Acquisitions	—	—	(842)	—
Proceeds from disposal of assets	268	311	2 958	1 253
Other investments	(3)	(3)	2	(3)
Decrease (increase) in non-cash working capital	(772)	(137)	44	(122)

Cash flow used in investing activities	(2 448)	(1 347)	(1 355)	(1 526)

Financing Activities
Net change in short-term debt	(1)	(13)	(1 233)	(8)
Net change in long-term debt	(6)	(492)	(10)	(346)
Issuance of common shares under share option plans	17	20	185	35
Dividends paid on common shares	(171)	(154)	(324)	(307)

Cash flow used in financing activities	(161)	(639)	(1 382)	(626)

Increase (Decrease) in Cash and Cash Equivalents	(359)	(154)	2 031	(54)
Effect of foreign exchange on cash and cash equivalents	(9)	7	(11)	4
Cash and cash equivalents at beginning of period	3 465	602	1 077	505

Cash and Cash Equivalents at End of Period	3 097	455	3 097	455

Supplementary Cash Flow Information
Interest paid	273	261	374	353
Income taxes paid	2	40	310	271

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    053

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Foreign Currency Translation	Cash Flow Hedge	Retained Earnings	Total	Number of Common Shares (thousands)

At January 1, 2010	20 053	536	—	15	11 881	32 485	1 559 778

Net earnings	—	—	—	—	1 319	1 319	—
Foreign currency translation adjustment	—	—	(439)	—	—	(439)	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(217)	(217)	—

Total comprehensive income (loss)	—	—	(439)	—	1 102	663	—
Dividends paid on common shares	—	—	—	—	(307)	(307)	—
Issued under share option plans	44	(14)	—	—	—	30	2 238
Issued under dividend reinvestment plan	5	—	—	—	(5)	—	152
Share-based compensation expense	—	25	—	—	—	25	—

At June 30, 2010	20 102	547	(439)	15	12 671	32 896	1 562 168

At December 31, 2010	20 188	507	(451)	14	14 934	35 192	1 565 489

Net earnings	—	—	—	—	1 590	1 590	—
Foreign currency translation adjustment	—	—	55	—	—	55	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(26)	(26)	—

Total comprehensive income	—	—	55	—	1 564	1 619	—
Dividends paid on common shares	—	—	—	—	(324)	(324)	—
Issued under share option plans	284	(44)	—	—	—	240	8 105
Issued under dividend reinvestment plan	6	—	—	—	(6)	—	171
Share-based compensation expense	—	61	—	—	—	61	—
Income tax benefit of stock option deduction in the U.S.	—	1	—	—	—	1	—

At June 30, 2011	20 478	525	(396)	14	16 168	36 789	1 573 765

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 054    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a)  Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard 34 Interim Financial Reporting within Part 1 of the Canadian Institute of Chartered Accountants (CICA) Handbook. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2010.

Effective January 1, 2011, the company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), and IFRS 1 First-Time Adoption of International Financial Reporting Standards (IFRS 1) has been applied. In previous years, the company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles in effect prior to January 1, 2011 (Previous GAAP). Comparative information has been restated from Previous GAAP to IFRS. The impact of the transition to IFRS on the company's previously reported financial statements for the three and six months ended June 30, 2010 is presented in note 4. The impact on the company's previously reported financial statements for the year ended December 31, 2010, and the opening balance sheet at January 1, 2010, is disclosed in the company's consolidated interim financial statements for the three months ended March 31, 2011.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at July 26, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the company's annual consolidated financial statements for the year ended December 31, 2011 could result in restatement of these interim consolidated financial statements, including the adjustments recognized on transition to IFRS.

(b)  Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated interim financial statements for the three months ended March 31, 2011. Those accounting policies have been applied consistently to all periods presented in these financial statements.

(c)  Functional Currency

These consolidated financial statements are presented in Canadian dollars (Cdn$), which is the company's functional currency.

(d)  Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as at the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    055

Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated interim financial statements for the three months ended March 31, 2011.

3. RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS

Financial Instruments: Recognition and Measurement

In November 2009, as part of the International Accounting Standards Board's (IASB) project to replace International Accounting Standard (IAS) 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments. It contained requirements for the classification and measurement of financial assets, and was updated in October 2010 to incorporate financial liabilities. The standard is applicable for annual periods starting on or after January 1, 2013. The full impact of this standard will not be known until the phases addressing hedging and impairments have been completed.

Fair Value Measurements

In May 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for all fair value measurements; clarifies the definition of fair value; and enhances the disclosures on fair value measurement. Prospective application of this standard is effective for fiscal years beginning on or after January 1, 2013, with early application permitted. The company does not anticipate significant changes to its fair value measurements and related disclosures as a result of this standard.

Reporting Entity

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statement, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, and amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures.

IFRS 10 creates a single consolidation model by revising the definition of control in order to apply the same control criteria to all types of entities, including joint arrangements, associates and special purpose vehicles. IFRS 11 establishes a principle-based approach to the accounting for joint arrangements by focusing on the rights and obligations of the arrangement and limits the application of proportionate consolidation accounting to arrangements that meet the definition of a joint operation. IFRS 12 is a comprehensive disclosure standard for all forms of interests in other entities, including joint arrangements, associates and special purpose vehicles.

Retrospective application of these standards with relief for certain transactions is effective for fiscal years beginning on or after January 1, 2013, with earlier application permitted if all five standards are collectively adopted. The company is currently assessing the impact of these standards.

Employee Benefits

In June 2011, the IASB issued amendments to IAS 19 Employee Benefits, which revises the recognition, presentation and disclosure requirements for defined benefit plans. The revised standard requires immediate recognition of actuarial gains and losses in other comprehensive income, eliminating the previous options that were available, and enhances the disclosure requirements for defined benefit plans. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2013, with early application permitted. The company does not anticipate significant impacts as a result of these amendments.

4. FIRST-TIME ADOPTION OF IFRS

Effective January 1, 2011, the company began reporting under IFRS, and the accounting policies disclosed in the company's consolidated interim financial statements for the three months ended March 31, 2011 have been applied in preparing the financial statements for the three and six month periods ended June 30, 2011 and 2010, for the year ended December 31, 2010, and in the preparation of the company's opening balance sheet at January 1, 2010 (Transition Date).

In previous years, the company prepared its consolidated financial statements in accordance with Previous GAAP. Reconciliations from Previous GAAP to IFRS for comparative periods are provided on the following pages.

             Suncor Energy Inc.
 056    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Reconciliation of Equity at June 30, 2010

($ millions)	Previous GAAP (1)	Presentation Changes for Discontinued Operations (2)	Other Presentation Changes (3)	IFRS Adjustments (4)	IFRS

Assets
Current assets
Cash and cash equivalents	455	—	—	—	455
Accounts receivable	4 579	—	—	—	4 579
Inventories	2 808	—	—	—	2 808
Income taxes receivable	650	—	—	—	650
Deferred income taxes	359	—	(359)	—	—
Assets held for sale (9)	249	2 243	—	(49)	2 443

Total current assets	9 100	2 243	(359)	(49)	10 935
Property, plant and equipment, net (5)(7)(8)(9)(13)	54 229	—	(3 846)	(1 461)	48 922
Exploration and evaluation	—	—	3 846	—	3 846
Other assets	477	—	(227)	—	250
Goodwill	3 201	—	(3 201)	—	—
Goodwill and other intangible assets	—	—	3 428	—	3 428
Deferred income taxes	12	—	16	—	28
Assets of discontinued operations	2 243	(2 243)	—	—	—

Total assets	69 262	—	(343)	(1 510)	67 409

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	2	—	2 307	—	2 309
Current portion of long-term debt	21	—	—	—	21
Accounts payable and accrued liabilities (10)(11)	5 989	—	(616)	110	5 483
Current portion of provisions	—	—	616	—	616
Income taxes payable	1 484	—	—	—	1 484
Deferred income taxes	19	—	(19)	—	—
Liabilities associated with assets held for sale (5)(6)(13)	162	758	—	24	944

Total current liabilities	7 677	758	2 288	134	10 857
Long-term debt (7)	13 609	—	(2 307)	142	11 444
Accrued liabilities and other	3 989	—	(3 989)	—	—
Other long-term liabilities (10)(11)	—	—	1 777	307	2 084
Provisions (5)(6)	—	—	2 212	248	2 460
Deferred income taxes (13)	8 606	—	(324)	(614)	7 668
Liabilities of discontinued operations	758	(758)	—	—	—
Shareholders' equity (5)(6)(7)(8)(9)(10)(11)(12)(13)	34 623	—	—	(1 727)	32 896

Total liabilities and shareholders' equity	69 262	—	(343)	(1 510)	67 409

See footnotes starting on page 60.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    057

Reconciliation of Comprehensive Income for the Three Months Ended June 30, 2010

($ millions)	Previous GAAP (1)	Presentation Changes for Discontinued Operations (2)	Other Presentation Changes (3)	IFRS Adjustments (4)	IFRS

Revenues and Other Income
Operating revenues	8 610	226	(662)	—	8 174
Less: Royalties	(536)	(3)	539	—	—

Operating revenues, net of royalties	8 074	223	(123)	—	8 174
Other income	175	(3)	115	—	287

	8 249	220	(8)	—	8 461

Expenses
Purchases of crude oil and products	3 946	—	(8)	—	3 938
Operating, selling and general (7)(10)(11)	1 853	50	—	(24)	1 879
Transportation	163	14	—	—	177
Depreciation, depletion, amortization and impairment (5)(7)(8)(9)	1 050	34	—	(54)	1 030
Accretion of asset retirement obligations	45	7	(52)	—	—
Exploration	47	3	—	—	50
Gain on disposal of assets (6)	(4)	(144)	—	(1)	(149)
Project start-up costs	15	—	—	—	15
Financing expenses (income) (5)(7)	478	7	52	(1)	536

	7 593	(29)	(8)	(80)	7 476

Earnings Before Income Taxes	656	249	—	80	985

Provisions for Income Taxes
Current	262	(11)	—	—	251
Deferred (13)	76	98	—	20	194

	338	87	—	20	445

Net Earnings from Continuing Operations	318	162	—	60	540
Net Earnings from Discontinued Operations	162	(162)	—	—	—

Net Earnings	480	—	—	60	540

Other Comprehensive Loss
Foreign currency translation adjustment (10)	(7)	—	8	(1)	—
Foreign currency translation adjustment relating to assets held for sale (6)	—	—	(8)	—	(8)
Actuarial loss on employee retirement benefit plans (10)(13)	—	—	—	(133)	(133)

Other Comprehensive Loss	(7)	—	—	(134)	(141)

Total Comprehensive Income	473	—	—	(74)	399

See footnotes starting on page 60.

             Suncor Energy Inc.
 058    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Reconciliation of Comprehensive Income for the Six Months Ended June 30, 2010

($ millions)	Previous GAAP (1)	Presentation Changes for Discontinued Operations (2)	Other Presentation Changes (3)	IFRS Adjustments (4)	IFRS

Revenues and Other Income
Operating revenues	15 849	596	(1 141)	—	15 304
Less: Royalties	(978)	(33)	1 011	—	—

Operating revenues, net of royalties	14 871	563	(130)	—	15 304
Other income	165	—	123	—	288

	15 036	563	(7)	—	15 592

Expenses
Purchases of crude oil and products	7 374	—	(7)	—	7 367
Operating, selling and general (7)(10)(11)	3 638	122	—	(30)	3 730
Transportation	306	29	—	—	335
Depreciation, depletion, amortization and impairment (5)(7)(8)(9)	1 869	127	—	(118)	1 878
Accretion of asset retirement obligations	88	17	(105)	—	—
Exploration	93	5	—	—	98
Gain on disposal of assets (6)	(28)	(375)	—	(14)	(417)
Project start-up costs	27	—	—	—	27
Financing expenses (income) (5)(7)	288	15	105	(3)	405

	13 655	(60)	(7)	(165)	13 423

Earnings Before Income Taxes	1 381	623	—	165	2 169

Provisions for Income Taxes
Current	430	68	—	—	498
Deferred (13)	169	141	—	42	352

	599	209	—	42	850

Net Earnings from Continuing Operations	782	414	—	123	1 319
Net Earnings from Discontinued Operations	414	(414)	—	—	—

Net Earnings	1 196	—	—	123	1 319

Other Comprehensive Loss
Foreign currency translation adjustment (5)	(442)	—	66	1	(375)
Foreign currency translation adjustment relating to assets held for sale (6)	—	—	(66)	1	(65)
Foreign currency translation reclassified to net earnings (6)	6	—	—	(5)	1
Actuarial loss on employee retirement benefit plans (10)(13)	—	—	—	(217)	(217)

Other Comprehensive Loss	(436)	—	—	(220)	(656)

Total Comprehensive Income	760	—	—	(97)	663

See footnotes starting on page 60.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    059

Explanation of Significant Adjustments

(1)
Represents amounts reported under Previous GAAP. Certain balances have been reclassified to conform to the presentation at December 31, 2010.

  Energy Supply and Trading Activities Income and Expenses have been reclassified to conform to net basis presentation adopted in the second quarter of 2011, with net amounts now recorded in Other Income (see note 5).

(2)
Certain assets held for sale reported as discontinued operations under Previous GAAP are not classified as such under IFRS.

(3)
Represents other presentation changes to comply with IFRS. A description of significant reclassifications is as follows:

•
Exploration and Evaluation assets reported within Property, Plant and Equipment under Previous GAAP are reflected as a separate line under IFRS.

•
Short-term debt instruments supported by a revolving credit facility with a separate lender are classified as Short-Term Debt under IFRS. These short-term debt instruments were classified as Long-Term Debt under Previous GAAP.

•
Liabilities encompassing significant uncertainty in timing or amount are reported as Provisions under IFRS. Under Previous GAAP, these liabilities were classified within Accounts Payable and Accrued Liabilities, and Accrued Liabilities and Other.

  There were no presentation changes made to the Consolidated Statements of Cash Flows.

(4)
Represents the impact on financial statements of transition to IFRS from Previous GAAP, except for presentation changes. The significant adjustments are described below, with the resulting impacts on income taxes described in paragraph (13).

(5)
Decommissioning and Restoration

Under Previous GAAP, increases in the estimated cash flows were discounted using the current credit-adjusted risk-free rate, while downward revisions in the estimated cash flows were discounted using the credit-adjusted risk-free rate that existed when the original liability was recognized. Under IFRS, estimated cash flows are discounted using the credit-adjusted risk-free rate that exists at the balance sheet date.

In accordance with IFRS 1, the company elected to remeasure its decommissioning and restoration costs at the Transition Date and has estimated the related asset by discounting the liability to the date in which the liability arose and recalculated the accumulated depreciation, depletion and amortization under IFRS. The impacts on the financial statements were as follows:

($ millions)	For the three months ended June 30, 2010	As at and for the six months ended June 30, 2010

Property, plant and equipment, net	—	(668)
Liabilities associated with assets held for sale	—	27
Provisions	—	260
Foreign currency translation	—	1
Retained earnings	—	(956)
Depreciation, depletion, amortization and impairment	(10)	(20)
Financing expenses (income)	(5)	(10)
Foreign currency translation adjustment	—	1

             Suncor Energy Inc.
 060    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(6)
Dispositions

The net carrying values of disposed properties have been adjusted to reflect their respective IFRS adjustments, resulting in revised gains or losses upon disposal of the assets. The impacts on the financial statements were as follows:

($ millions)	For the three months ended June 30, 2010	As at and for the six months ended June 30, 2010

Liabilities associated with assets held for sale	—	2
Provisions	—	(12)
Foreign currency translation	—	(4)
Retained earnings	—	14
Gain on disposal of assets	(1)	(14)
Foreign currency translation adjustment relating to assets held for sale	—	1
Foreign currency translation reclassified to net earnings	—	(5)

(7)
Leases

In accordance with IFRS 1, the company elected to evaluate whether certain arrangements contain a lease based on the facts and circumstances existing at Transition Date. Pursuant to such evaluation, the company has accounted for certain arrangements as finance leases under IFRS. The impacts on the financial statements were as follows:

($ millions)	For the three months ended June 30, 2010	As at and for the six months ended June 30, 2010

Plant, property and equipment, net	—	102
Long-term debt	—	142
Retained earnings	—	(40)
Depreciation, depletion, amortization and impairment	1	3
Operating, selling and general	(3)	(6)
Financing expenses (income)	4	7

(8)
Derecognition of Assets

Under Previous GAAP, carrying amounts of property, plant and equipment assets were derecognized when no future economic benefits were expected from their use. Under IFRS, this derecognition of assets occurs at the component level. The impacts on the financial statements were as follows:

($ millions)	For the three months ended June 30, 2010	As at and for the six months ended June 30, 2010

Property, plant and equipment, net	—	(115)
Retained earnings	—	(115)
Depreciation, depletion, amortization and impairment	3	2

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    061

(9)
Fair Value as Deemed Cost

The company has applied the IFRS 1 election to record certain assets of property, plant and equipment at fair value on the Transition Date. The exemption has been applied to refinery assets located in Eastern Canada and certain natural gas assets in Western Canada. When estimating fair value, market information for similar assets was used, and where market information was not available, management relied on internally generated cash flow models using discount rates specific to the asset and long-term forecasts of commodity prices and refining margins. The aggregate of these fair values was $1.370 billion, resulting in a reduction of the carrying amount of property, plant and equipment of $906 million as at January 1, 2010. The impacts on the financial statements were as follows:

($ millions)	For the three months ended June 30, 2010	As at and for the six months ended June 30, 2010

Property, plant and equipment, net	—	(754)
Assets held for sale	—	(49)
Retained earnings	—	(803)
Depreciation, depletion, amortization and impairment	(48)	(103)

(10)
Employee Benefits

Under Previous GAAP, unamortized actuarial gains and losses in respect of the company's defined benefit pension plans were recognized into earnings over the expected average remaining service life of employees. In accordance with IFRS 1, the company has elected to recognize all cumulative actuarial gains and losses directly in Retained Earnings at the Transition Date. Under IFRS, actuarial gains and losses incurred in the period are recorded in Other Comprehensive Income and then transferred directly to Retained Earnings.

Under Previous GAAP, the expense recognition period for other post-retirement benefit plans began on the employee's date of hire. Under IFRS, this period now commences when the employee reaches 45 years of age, the point at which the employee first starts accruing benefits under these plans.

The impacts on the financial statements were as follows:

($ millions)	For the three months ended June 30, 2010	As at and for the six months ended June 30, 2010

Accounts payable and accrued liabilities	—	2
Other long-term liabilities	—	309
Foreign currency translation	—	—
Retained earnings	—	(311)
Operating, selling and general	(5)	(10)
Foreign currency translation adjustment	(1)	—
Actuarial loss on defined benefit pension plans	(178)	(291)

(11)
Share-Based Compensation

Under Previous GAAP, the company recorded obligations for cash-settled share-based compensation plans using the intrinsic value method. Under IFRS, obligations for these same plans are recorded as a liability using the fair value method. For equity-settled share-based compensation plans, the company accrues the cost of employee stock options over the

             Suncor Energy Inc.
 062    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com vesting period using the graded method of amortization rather than the straight-line method, which the company used under Previous GAAP. The impacts on the financial statements were as follows:

($ millions)	For the three months ended June 30, 2010	As at and for the six months ended June 30, 2010

Accounts payable and accrued liabilities	—	108
Other long-term liabilities	—	(2)
Contributed surplus	—	6
Retained earnings	—	(112)
Operating, selling and general	(16)	(14)

(12)
Foreign Exchange

In accordance with IFRS 1, the company elected at the Transition Date to transfer all foreign currency translation differences in respect of foreign operations that arose prior to the Transition Date to Retained Earnings. The impacts on the financial statements were as follows:

($ millions)	For the three months ended June 30, 2010	As at and for the six months ended June 30, 2010

Foreign currency translation	—	248
Retained earnings	—	(248)

(13)
Income Taxes

The company recognized deferred income taxes primarily in respect of the above changes. The impacts on the financial statements were as follows:

($ millions)	For the three months ended June 30, 2010	As at and for the six months ended June 30, 2010

Property, plant and equipment, net	—	(26)
Liabilities associated with assets held for sale	—	(5)
Deferred income taxes (liability)	—	(614)
Retained earnings	—	593
Deferred income taxes (expense)	20	42
Actuarial loss on defined benefit pension plans	45	74

(14)
Earnings per Common Share

Under Previous GAAP, the dilutive impact of options with tandem stock appreciation rights or cash payment alternatives was not included in the calculation of diluted earnings per share. Under IFRS, these awards are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share calculation if they have a dilutive impact in the period.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    063

The impact on the net earnings amount used in the calculation of diluted earnings per share for the three and six months ended June 30, 2010 can be seen in note 10.

(15)
In addition to the IFRS 1 elections described in this note, the company has also applied the following elections:

•
Business combinations and acquisitions of interests in associates and joint ventures that occurred prior to the Transition Date were not restated in accordance with IFRS. An impairment test of associated goodwill was performed as at the Transition Date and no impairment losses were identified.

•
Borrowing costs capitalized for qualifying projects prior to the Transition Date were not restated for the specific measurement rules required by IFRS.

5. ENERGY SUPPLY AND TRADING ACTIVITIES

During the second quarter of 2011, the company completed a review of its energy supply and trading activities. It was determined that the nature and purpose of transactions previously presented on a gross basis in Energy Supply and Trading Income and Expenses in the Consolidated Statements of Comprehensive Income have evolved such that they are more appropriately reflected through net presentation. Realized and unrealized gains and losses, and the underlying settlement of these contracts, will now be recognized and recorded on a net basis in Other Income.

Prior period comparative figures have been reclassified for comparability with the current period presentation. The impact is as follows:

Change in Consolidated Statements of Comprehensive Income

($ millions, increase/(decrease))	Three months ended June 30, 2010	Six months ended June 30, 2010

Energy supply and trading activities income	(671)	(931)
Other income	114	96
Energy supply and trading activities expenses	(557)	(835)

Net earnings	—	—

6. SEGMENTED INFORMATION

The company's operating segments are determined based on differences in the nature of their operations, products and services.

In the first quarter of 2011, the company combined its International and Offshore and Natural Gas segments into one new segment, Exploration and Production. All prior periods have been reclassified to conform to these segment definitions.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

             Suncor Energy Inc.
 064    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

	Three months ended June 30
	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Revenues and Other Income
Gross revenues	2 121	2 084	1 366	1 566	6 464	5 122	17	(59)	9 968	8 713
Intersegment revenues	851	541	157	203	98	65	(1 106)	(809)	—	—
Less: Royalties	(161)	(182)	(297)	(357)	—	—	—	—	(458)	(539)

Operating revenues, net of royalties	2 811	2 443	1 226	1 412	6 562	5 187	(1 089)	(868)	9 510	8 174
Other income	6	130	(18)	(1)	7	38	82	120	77	287

	2 817	2 573	1 208	1 411	6 569	5 225	(1 007)	(748)	9 587	8 461

Expenses
Purchases of crude oil and products	559	257	186	109	5 470	4 333	(1 131)	(761)	5 084	3 938
Operating, selling and general	1 253	1 039	184	242	505	543	(8)	55	1 934	1 879
Transportation	94	77	28	62	54	48	5	(10)	181	177
Depreciation, depletion, amortization and impairment	334	449	847	452	112	105	17	24	1 310	1 030
Exploration	8	—	23	50	—	—	—	—	31	50
Loss (gain) on disposal of assets	(6)	2	(50)	(146)	(4)	(6)	—	1	(60)	(149)
Project start-up costs	46	14	—	1	—	—	—	—	46	15
Financing expenses (income)	18	26	25	(2)	(1)	(4)	(22)	516	20	536

	2 306	1 864	1 243	768	6 136	5 019	(1 139)	(175)	8 546	7 476

Earnings (Loss) Before Income Taxes	511	709	(35)	643	433	206	132	(573)	1 041	985
Income taxes	140	175	177	300	120	60	42	(90)	479	445

Net Earnings (Loss)	371	534	(212)	343	313	146	90	(483)	562	540

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    065

	Six months ended June 30
	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Revenues and Other Income
Gross revenues	4 280	3 252	2 972	3 184	12 501	9 854	26	25	19 779	16 315
Intersegment revenues	1 891	1 168	366	416	140	151	(2 397)	(1 735)	—	—
Less: Royalties	(284)	(252)	(729)	(759)	—	—	—	—	(1 013)	(1 011)

Operating revenues, net of royalties	5 887	4 168	2 609	2 841	12 641	10 005	(2 371)	(1 710)	18 766	15 304
Other income	7	305	(15)	1	44	30	173	(48)	209	288

	5 894	4 473	2 594	2 842	12 685	10 035	(2 198)	(1 758)	18 975	15 592

Expenses
Purchases of crude oil and products	923	502	306	163	10 005	8 269	(2 343)	(1 567)	8 891	7 367
Operating, selling and general	2 573	2 201	420	433	1 080	1 048	152	48	4 225	3 730
Transportation	174	140	60	118	113	93	(4)	(16)	343	335
Depreciation, depletion, amortization and impairment	645	708	1 201	922	214	214	35	34	2 095	1 878
Exploration	48	5	41	93	—	—	—	—	89	98
Loss (gain) on disposal of assets	106	11	96	(426)	(10)	(3)	(1)	1	191	(417)
Project start-up costs	83	24	—	3	—	—	—	—	83	27
Financing expenses (income)	36	52	50	21	5	1	(120)	331	(29)	405

	4 588	3 643	2 174	1 327	11 407	9 622	(2 281)	(1 169)	15 888	13 423

Earnings (Loss) Before Income Taxes	1 306	830	420	1 515	1 278	413	83	(589)	3 087	2 169
Income taxes	330	207	818	644	338	120	11	(121)	1 497	850

Net Earnings (Loss)	976	623	(398)	871	940	293	72	(468)	1 590	1 319

Total Assets ($ millions)	June 30 2011	Dec 31 2010

Oil Sands	39 723	39 382
Exploration and Production	13 714	15 899
Refining and Marketing	12 586	11 292
Corporate, Energy Trading and Eliminations	3 320	2 034

Total	69 343	68 607

             Suncor Energy Inc.
 066    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

7. ASSET IMPAIRMENT

In the second quarter of 2011, the company recognized impairment losses of $514 million related to Libyan assets in its Exploration and Production business.

Production in Libya has been shut-in due to political violence. As there was no resolution of the political situation by the end of the second quarter, an impairment test on the company's Libyan assets was performed.

The recoverable amount was determined using value-in-use methodology. The company used an expected cash flow approach based on 2010 year-end reserves data updated for current price forecasts, with three scenarios representing i) resumption of normal operations after one year, ii) resumption of normal operations after two years, and iii) total loss. These scenarios were probability-weighted based on the company's best estimates, and present valued using a risk-adjusted discount rate of 17%. The two scenarios where the company resumes production incorporate rebuilding costs.

The remaining carrying value of the company's net assets in Libya at June 30, 2011 was approximately $400 million.

The impairment losses have been recorded as part of Depreciation, Depletion, Amortization and Impairment expense in the Consolidated Statements of Comprehensive Income, and charged against Property, Plant and Equipment ($259 million), Exploration and Evaluation assets ($211 million), and Inventories ($44 million) in the Consolidated Balance Sheets.

8. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense (recovery) recorded for all plans within Operating, Selling and General expense in the Consolidated Statements of Comprehensive Income.

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Share-based compensation expense for equity-settled plans	19	13	61	25
Share-based compensation expense (recovery) for cash-settled plans	(117)	(13)	111	(63)

Total share-based compensation expense (recovery)	(98)	—	172	(38)

9. FINANCING EXPENSES (INCOME)

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Interest on debt	171	170	332	357
Capitalized interest	(152)	(62)	(252)	(138)

Interest expense	19	108	80	219
Accretion of liabilities	45	48	83	96
Foreign exchange loss (gain) on U.S. dollar denominated long-term debt	(62)	376	(248)	116
Other foreign exchange loss (gain)	18	4	56	(26)

Total financing expenses (income)	20	536	(29)	405

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    067

10. EARNINGS PER COMMON SHARE

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Net earnings	562	540	1 590	1 319

(millions of common shares)
Weighted-average number of common shares	1 574	1 562	1 572	1 561
Dilutive securities:
Effect of share options	13	14	14	14

Weighted-average number of diluted common shares	1 587	1 576	1 586	1 575

(dollars per common share)
Basic earnings per share	0.36	0.35	1.01	0.84
Diluted earnings per share	0.31	0.34	0.99	0.80

Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period.

Accounting for these awards as equity-settled was determined to have the most dilutive impact for the three and six months ended June 30, 2011 and 2010. As a result, a reduction to net earnings for the three months ended June 30, 2011 of $65 million (2010 – $13 million) and for the six months ended June 30, 2011 of $14 million (2010 – $60 million) was made in the diluted earnings per share calculation to account for these awards as if they were equity-settled plans.

11. ASSETS HELD FOR SALE

During 2011 and 2010, the company divested certain non-core assets as part of its continuing strategic alignment.

In the first quarter of 2011, the company completed the sale of certain non-core U.K. offshore assets for net proceeds of £90 million (Cdn$140 million) after closing adjustments.

In the second quarter of 2011, the company completed the sale of certain non-core assets located in northern Alberta and northeast British Columbia for net proceeds of $92 million.

On June 14, 2011, the company entered into an agreement to sell certain non-core assets in northern Alberta. The sale is expected to close in the third quarter of 2011 and is subject to closing conditions and regulatory approvals typical of transactions of this nature.

At June 30, 2011, the company classified certain non-core natural gas properties located in Western Canada as assets held for sale.

             Suncor Energy Inc.
 068    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

The assets and liabilities classified as held for sale are as follows:

($ millions)	June 30 2011	December 31 2010

Assets
Current assets	2	98
Property, plant and equipment, net	54	635
Exploration and evaluation	1	29

Total assets	57	762

Liabilities
Current liabilities	1	98
Provisions	9	311
Deferred income taxes	—	177

Total liabilities	10	586

During 2010, the company completed the sale of a number of non-core North American oil and gas properties for net proceeds of approximately $1.7 billion. The company also completed the disposition of certain international operations, including its shares in Petro-Canada Netherlands BV, assets in Trinidad and Tobago, and certain U.K. offshore assets, for net proceeds of approximately $900 million.

12. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amounts of the company's goodwill and other intangible assets are as follows:

	Oil Sands	Refining and Marketing
($ millions)	Goodwill	Goodwill	Brand name	Customer lists	Total

At January 1, 2010	3 019	182	166	66	3 433
Amortization	—	—	—	(11)	(11)

At December 31, 2010	3 019	182	166	55	3 422
Derecognition of goodwill (note 14)	(267)	(8)	—	—	(275)
Amortization	—	—	—	(6)	(6)

At June 30, 2011	2 752	174	166	49	3 141

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    069

13. INCOME TAXES

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Provision for (recovery of) income taxes:
Current:
Canada	21	13	40	16
Foreign	145	238	542	482
Deferred:
Canada	318	180	674	351
Foreign	(5)	14	241	1

Total provision for income taxes	479	445	1 497	850

In March 2011, the U.K. government substantively enacted a 12% increase in the supplementary charge on U.K. oil and gas profits. Accordingly, for the six months ended June 30, 2011 the company recognized an increase in deferred tax expense of $442 million related to the revaluation of deferred income tax balances.

14. JOINT VENTURE WITH TOTAL

In March 2011, Suncor closed the previously announced transaction to enter into a joint venture with Total E&P Canada Ltd. (Total). The two companies plan to develop the Fort Hills and Joslyn oil sands mining projects together with the other project partners, and restart the construction of the Voyageur upgrader.

As a result of this transaction, Suncor acquired a 36.75% interest in Joslyn for consideration of $842 million after closing adjustments. Total acquired a 49% interest in Voyageur, a 19.2% increase in its interest in Fort Hills (reducing Suncor's interest from 60% to 40.8%), and rights to proprietary mining technology, for cash consideration of $2.662 billion after closing adjustments.

Overall, Suncor recognized a loss of $112 million related to the disposition of its interests in Voyageur and Fort Hills and the technology sale. The loss included the derecognition of $267 million of goodwill associated with the disposed interests in Fort Hills and Voyageur.

             Suncor Energy Inc.
 070    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

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EXHIBIT 99.3 Unaudited Interim Consolidated Financial Statements for the Second Quarter Ended June 30, 2011